Filed Pursuant to Rule 433
                                                Registration File No. 333-137215

We are pleased to announce the availability of Hartford Life IncomeNotes as part of the Bear Stearns IncomeNotes Program Family. Hartford Life IncomeNotes are senior, unsecured debt securities issued as short- to medium-term notes by Hartford Life Insurance Company. The notes are expected to be rated AA- by Standard & Poor's and A1 by Moody's.

Hartford Life IncomeNotes will provide clients with the availability to choose from a variety of rates, maturities and interest payment schedules. Offerings will include callable and non-callable fixed and floating rate notes, including CPI-linked notes. Similar to the Hartford Life Secured IncomeNotes program, the new Hartford Life IncomeNotes program will retain the Survivor's Option, an important feature to many of our clients. The new Hartford Life IncomeNotes program will continue its policy of low minimum investments of $1,000 initially and increments of $1,000 thereafter, as well as its simplified process for purchasing notes sold at par.

What differentiates the new Hartford Life IncomeNotes program from the prior Hartford Life Secured IncomeNotes program is the priority of repayment of the obligations of Hartford Life Insurance Company. Hartford Life Secured IncomeNotes are obligations of a newly formed trust which are secured by a funding agreement that has essentially identical terms as the notes. Under Connecticut law, upon a liquidation of Hartford Life Insurance Company, the funding agreement would be paid in the same level of priority as insurance policies issued by Hartford Life Insurance Company (SEE "Summary - Funding Agreements" in the April 12, 2006 Hartford Life Secured IncomeNotes prospectus supplement). The notes issued under the new Hartford Life IncomeNotes program will be issued directly by Hartford Life Insurance Company and not a separately created trust and will not be secured by a funding agreement or any other asset. In a liquidation of Hartford Life Insurance Company, notes issued under the new program will be repaid with Hartford Life Insurance Company's other unsecured creditors following repayment of all of Hartford Life Insurance Company's outstanding insurance contracts, including funding agreements (SEE "Risk Factors" in the September 8, 2006 Hartford Life IncomeNotes prospectus).





The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at WWW.SEC.GOV. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.